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                           April 7, 2021

       Patrick Miles
       Chief Executive Officer
       Alphatec Holdings, Inc.
       1950 Camino Vida Roble
       Carlsbad, CA 92008

                                                        Re: Alphatec Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2021
                                                            File No. 333-254915

       Dear Mr. Miles:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Matthew Bush